SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
China Nepstar Chain Drugstore Ltd.

(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)
16943C 10 91

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

SIGNATURE
EX-99.1 JOINT FILING AGREEMENT

CUSIP No.	16943C 10 9	Page	2	of	7

1	NAMES OF REPORTING PERSONS Simin Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,000,000 Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		107,000,000 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,000,000 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	50.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	16943C 10 9	Page	3	of	7

1	NAMES OF REPORTING PERSONS China Neptunus Drugstore Holding Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,000,000 Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		107,000,000 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,000,000 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	50.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP NO. 16943C 10 9	Schedule 13G	Page 4 of 7 Pages
ITEM 1(a).	NAME OF ISSUER:

China Nepstar Chain Drugstore Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6th Floor, Tower B, Xinnengyuan Building Nanhai Road, Nanshan District, Shenzhen Guangdong Province 518054 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Simin Zhang and (b) China Neptunus Drugstore Holding Ltd. Mr. Zhang is the sole beneficial owner and is the chairman of the board of directors of China Neptunus Drugstore Holding Ltd. Mr. Zhang may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by China Neptunus Drugstore Holding Ltd. Mr. Zhang and China Neptunus Drugstore Holding Ltd. are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Simin Zhang:

6th Floor, Tower B, Xinnengyuan Building Nanhai Road, Nanshan District, Shenzhen Guangdong Province 518054 People’s Republic of China

For China Neptunus Drugstore Holding Ltd.:

6th Floor, Tower B, Xinnengyuan Building Nanhai Road, Nanshan District, Shenzhen Guangdong Province 518054 People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Mr. Zhang is a citizen of the Peoples Republic of China. China Neptunus Drugstore Holding Ltd. is a British Virgin Islands company.

CUSIP NO. 16943C 10 9	Schedule 13G	Page 5 of 7 Pages
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

16943C 10 9

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2007. The percentage amounts are based on 213,077,944 Ordinary Shares outstanding as of December 31, 2007, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Simin Zhang	107,000,000	50.2%	—	107,000,000	—	107,000,000

China Neptunus Drugstore Holding Ltd.	107,000,000	50.2%	—	107,000,000	—	107,000,000
China Neptunus Drugstore Holding Ltd. is the record holder of 107,000,000 Ordinary Shares of the Issuer. Mr. Zhang is the chairman of the board of directors and the sole beneficial owner of China Neptunus Drugstore Holding Ltd. Pursuant to Rule 13d-3 under the Act, Mr. Zhang may be deemed to be the beneficial owner of the 107,000,000 Ordinary Shares of the Issuer owned by China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. and Mr. Zhang may also be deemed to be a group for the Ordinary Shares as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

CUSIP NO. 16943C 10 9	Schedule 13G	Page 6 of 7 Pages
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 16943C 10 9	Schedule 13G	Page 7 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008

China Neptunus Drugstore Holding Ltd.
By:	/s/ Simin Zhang
Simin Zhang
Chairman

Simin Zhang
/s/ Simin Zhang
Simin Zhang